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                                                       EXHIBIT 12


               ASSOCIATES FIRST CAPITAL CORPORATION

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (Dollar Amounts in Millions)

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                                                Three Months Ended
                                                     March 31
                                               1999            1998
                                               ----            ----
 Fixed Charges (a)

   Interest expense                          $  960.0        $  757.3

   Implicit interest in rent                      9.2             6.5
                                      --------        --------
     Total fixed charges                     $  969.2        $  763.8

 Earnings (b)

   Earnings before provision for income
    taxes                                    $  538.9        $  446.0

   Fixed charges                                969.2           763.8
                                             --------        --------
     Earnings, as defined                    $1,508.1        $1,209.8


 Ratio of Earnings to Fixed Charges              1.56            1.58
                                                 ====            ====

     (a) For purposes of such computation, the term "fixed charges" represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

     (b) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes, plus fixed charges.
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